UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 January 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (333-190026) and the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CRH plc ("the Company") Voting Rights and Capital

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N E W S  R E L E A S E

 2 January 2014

CHIEF EXECUTIVE SUCCESSION AT CRH

CRH plc, the international building materials group, confirms that Mr. Albert Manifold has succeeded Mr. Myles Lee as Group Chief Executive, with effect from 1 January 2014.

Myles has retired after 32 years with the Group including 5 years as Finance director and 5 years as Chief Executive.

Commenting on the announcement, CRH Chairman Nicky Hartery said:

"We wish Myles well in his retirement and thank him sincerely for his outstanding contribution to CRH over 32 years of service, and for his excellent stewardship of CRH through the recent global financial crisis. As Albert takes up the role of Chief Executive, we look forward to CRH progressing its next phase of development."

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007 E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 02 January 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director